SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )

OWLET, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

69120X107

(CUSIP Number)

Lior Susan

Managing Member

Eclipse Ventures

514 High Street, Suite 4

Palo Alto, CA 94301

(650) 720-4667

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 69120X107	13D

1	NAMES OF REPORTING PERSONS Eclipse Continuity GP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,930,616 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,930,616 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,930,616 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by Eclipse Continuity I (as defined in Item 2(a) below). Eclipse Continuity GP (as defined in Item 2(a) below) is the general partner of Eclipse Continuity I and may be deemed to have voting and dispositive power over the shares held by Eclipse Continuity I. Mr. Susan (as defined in Item 2(a) below) is the sole managing member of Eclipse Continuity GP and may be deemed to have voting and dispositive power with respect to these securities.

(2)

Based on 112,782,800 shares of Common Stock outstanding as of July 15, 2021, as reported by the Issuer in its Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on July 21, 2021 (the “Form 8-K”).

CUSIP No. 69120X107	13D

1	NAMES OF REPORTING PERSONS Eclipse Continuity Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,930,616 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,930,616 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,930,616 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 13.2% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Eclipse Continuity I. Eclipse Continuity GP is the general partner of Eclipse Continuity I and may be deemed to have voting and dispositive power over the shares held by Eclipse Continuity I. Mr. Susan is the sole managing member of Eclipse Continuity GP and may be deemed to have voting and dispositive power with respect to these securities.

(2)	Based on 112,782,800 shares of Common Stock outstanding as of July 15, 2021, as reported by the Issuer in its Form 8-K.

CUSIP No. 69120X107	13D

1	NAMES OF REPORTING PERSONS Eclipse Ventures GP I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,561,716 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,561,716 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,561,716 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by Eclipse I (as defined in Item 2(a) below). Eclipse I GP (as defined in Item 2(a) below) is the general partner of Eclipse I and may be deemed to have voting and dispositive power over the shares held by Eclipse I. Mr. Susan is the sole managing member of Eclipse I GP and may be deemed to have voting and dispositive power with respect to these securities.

(2)	Based on 112,782,800 shares of Common Stock outstanding as of July 15, 2021, as reported by the Issuer in its Form 8-K.

CUSIP No. 69120X107	13D

1	NAMES OF REPORTING PERSONS Eclipse Ventures Fund I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,561,716 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,561,716 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,561,716 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.0% (2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by Eclipse I. Eclipse I GP is the general partner of Eclipse I and may be deemed to have voting and dispositive power over the shares held by Eclipse I. Mr. Susan is the sole managing member of Eclipse I GP and may be deemed to have voting and dispositive power with respect to these securities.

(2)	Based on 112,782,800 shares of Common Stock outstanding as of July 15, 2021, as reported by the Issuer in its Form 8-K.

CUSIP No. 69120X107	13D

1	NAMES OF REPORTING PERSONS Lior Susan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 28,492,332 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 28,492,332 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,492,332 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 25.3% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (i) 14,930,616 shares held of record by Eclipse Continuity I and (ii) 13,561,716 shares held of record by Eclipse I. Eclipse Continuity GP is the general partner of Eclipse Continuity I and may be deemed to have voting and dispositive power over the shares held by Eclipse Continuity I. Eclipse I GP is the general partner of Eclipse I and may be deemed to have voting and dispositive power over the shares held by Eclipse I. Mr. Susan is the sole managing member of each of Eclipse Continuity GP and Eclipse I GP and may be deemed to have voting and dispositive power with respect to the shares held by each of Eclipse Continuity I and Eclipse I.

(2)	Based on 112,782,800 shares of Common Stock outstanding as of July 15, 2021, as reported by the Issuer in its Form 8-K.

CUSIP No. 69120X107	13D

Item 1. Security and Issuer.

This joint statement on Schedule 13D (this “Statement”) is filed with respect to the Common Stock, par value $0.0001 per share (“Common Stock”), of Owlet, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 2500 Executive Parkway, Ste. 500, Lehi, Utah 84043.

Item 2. Identity and Background.

(a) This Statement is being filed by Eclipse Ventures Fund I, L.P. (“Eclipse I”), Eclipse Ventures GP I, LLC (“Eclipse I GP”), Eclipse Continuity Fund I, L.P. (“Eclipse Continuity I”) and Eclipse Continuity GP I, LLC (“Eclipse Continuity GP, and together with Eclipse I, Eclipse I GP and Eclipse Continuity I, the “Reporting Entities”) and Lior Susan (“Mr. Susan”), a member of the Issuer’s board of directors (the “Board”). The Reporting Entities and the Mr. Susan are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person.

(b) The address of the principal offices of each Reporting Entity and the business address of each Reporting Individual is 514 High Street, Suite 4, Palo Alto, California 94301.

(c) Each Reporting Entity is a venture capital investment entity. Mr. Susan is engaged through venture capital investment entities in acquiring, holding and disposing of interests in various companies for investment purposes. Mr. Susan is the sole managing member of (i) Eclipse Continuity GP, the general partner of Eclipse Continuity I and (ii) Eclipse I GP, the general partner of Eclipse I.

(d) During the past five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons are, nor during the last five years have been, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Eclipse Continuity GP and Eclipse I GP is a limited liability company organized under the laws of the State of Delaware. Each of Eclipse Continuity I and Eclipse I is a limited partnership organized under the laws of the State of Delaware. Mr. Susan is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

All of the securities reported herein as beneficially owned by the Reporting Persons were acquired pursuant to the Business Combination Agreement by and among, the Issuer, Project Olympus Merger Sub, Inc. and Owlet Baby Care, Inc. (“Owlet”), dated as of February 15, 2021 (the “Business Combination Agreement” and such transaction, the “Business Combination”). The Business Combination closed on July 15, 2021 (the “Closing”). Effective upon the Closing, among other things each share of Owlet’s existing common and preferred stock was automatically cancelled and converted into approximately 2.053 shares of the Issuer’s Common Stock. The above summary is qualified by reference to such description and the full text of the Business Combination Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

Effective upon the Closing, Eclipse Continuity I received 14,930,616 shares of the Issuer’s Common Stock in exchange for its equity interests in Owlet and Eclipse I received 13,561,716 shares of the Issuer’s Common Stock in exchange for its equity interests in Owlet.

Item 4. Purpose of Transaction.

The information set forth in Item 3 of this Statement is incorporated herein by reference. The Reporting Persons hold the securities of the Issuer for general investment purposes. The Reporting Persons may, from time to time, depending on prevailing market, economic and other conditions, acquire additional shares of Common Stock or other securities of the Issuer, dispose of any such securities, or engage in discussions with the Issuer concerning such acquisitions or dispositions or further investments in the Issuer. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending upon the price and availability of shares of Common Stock or other securities of the Issuer, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase or to decrease the size of their investment in the Issuer in the open market, in privately negotiated transactions, pursuant to 10b5-1 trading plans or otherwise.

Mr. Susan is a member of the Board. In addition, Mr. Susan, in his capacity as a director, may be entitled to receive cash compensation and equity compensation, including stock option or other equity awards, pursuant to the Issuer’s nonemployee director compensation program, which became effective upon the completion of the Business Combination.

Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer’s securities within the past 60 days.

(d) Under certain circumstances set forth in the limited partnership agreements of Eclipse Continuity I and Eclipse I, the general partner and limited partners of each of Eclipse Continuity I and Eclipse I may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated herein by reference.

In connection with the Business Combination, Eclipse Continuity I, Eclipse I, Mr. Susan and certain of the Issuer’s other investors entered into an Amended and Restated Registration Rights Agreement, dated July 15, 2021, with the Issuer (the “Rights Agreement”). Upon the closing of the Business Combination, the stockholders party thereto are entitled to certain registration rights, including the right to demand that that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing. The terms and provisions of the Rights Agreement are described more fully in the Issuer’s Proxy Statement (File No. 333-254888) (the “Proxy Statement”) and the above summary is qualified by reference to such description and the full text of the Rights Agreement, which is filed as Exhibit 3 to this Statement and is incorporated herein by reference.

The shares received by Eclipse Continuity I and Eclipse I as a result of the business combination are subject to certain lock-up restriction, which prohibit, subject to certain limited exceptions, the sale, transfer or conveyance of any of the Issuer’s securities held by Eclipse Continuity I, Eclipse I for 18 months following the closing of the Business Combination. The above summary is qualified by reference to such description and the full text of the Business Combination Agreement, which is filed as Exhibit 2 to this Statement and is incorporated herein by reference.

In connection with the Business Combination, Eclipse Continuity I and Eclipse I entered into a Stockholders Agreement with the Issuer, dated July 15, 2021 (the “Stockholders Agreement”). The Stockholders Agreement provides Eclipse Continuity I and Eclipse I with the right to nominate one director to sit on the Issuer’s Board for as long as Continuity I and Eclipse I collectively beneficially owns 10% of the Issuer’s Common Stock. The Stockholders Agreement also provides that Mr. Susan shall serves as the Chairperson of the Board. The terms and provisions of the Rights Agreement are described more fully in the Proxy Statement and the above summary is qualified by reference to such description and the full text of the Stockholders Agreement, which is filed as Exhibit 4 to this Statement and is incorporated herein by reference.

The Issuer has entered into an indemnification agreement with each of its directors and executive officers, including Mr. Susan. The indemnification agreement requires the Issuer, among other things, to indemnify Mr. Susan for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by Mr. Susan in any action or proceeding arising out of her service as a director. The terms and provisions of the indemnification agreement are described more fully in the Proxy Statement and the above summary is qualified by reference to such description and the full text of the indemnification agreement which is filed as Exhibit 5 to this Statement and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement, dated July 26, 2021, by and among the Reporting Persons (filed herewith).

Exhibit 2:	Business Combination Agreement, dated February 15, 2021, by and among, the Issuer, Project Olympus Merger Sub, Inc. and Owlet Baby Care, Inc. (filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K as filed with the Commission on July 21, 2021 (File No. 001-39516) and incorporated herein by reference.).

Exhibit 3:	Amended and Restated Registration Rights Agreement, dated July 15, 2021, by and among the Issuer and certain of its stockholders (filed as Exhibit 10.2 to the Issuer’s Current Report on Form 8-K as filed with the Commission on July 21, 2021 (File No. 001-39516) and incorporated herein by reference.).

Exhibit 4:	Stockholders Agreement, dated July 15, 2021, by and among the Issuer, Eclipse Ventures Fund I, L.P. and Eclipse Continuity Fund I, L.P. (filed as Exhibit 10.8 to the Issuer’s Current Report on Form 8-K as filed with the Commission on July 21, 2021 (File No. 001-39516) and incorporated herein by reference.).

Exhibit 5:	Form of Indemnification Agreement (filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K as filed with the Commission on July 21, 2021 (File No. 001-39516) and incorporated herein by reference.).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 26, 2021

ECLIPSE VENTURES FUND I, L.P.

By:	Eclipse Ventures GP I, LLC
Its:	General Partner

By:	/s/ Lior Susan
Lior Susan
Its:	Managing Member

ECLIPSE VENTURES GP I, LLC

By:	/s/ Lior Susan
Lior Susan
Its:	Managing Member

ECLIPSE CONTINUITY FUND I, L.P.

By:	Eclipse Continuity GP I, LLC
Its:	General Partner

By:	/s/ Lior Susan
Lior Susan
Its:	Managing Member

ECLIPSE CONTINUITY GP I, LLC

By:	/s/ Lior Susan
Lior Susan
Its:	Managing Member

/s/ Lior Susan
Lior Susan